March  8, 2013

Via EDGAR

Christina DiAngelo

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

Securities and Exchange Commission Comments Regarding Various Filings of the Victory Portfolios (Investment Company Act File # 811-04852 and CIK # 0000802716) and the Victory Institutional Funds (Investment Company Act File # 811-21584 and CIK # 0001289876)

Dear Ms. DiAngelo:

On behalf of the Victory Portfolios and Victory Institutional Funds (the “Trust”) on behalf of its series portfolios individually a “Fund”, or the “Funds”, we wish to respond by this letter to the comments of the Securities and Exchange Commission (“SEC”) staff (the “Staff”) regarding the various filings noted below. You conveyed the Staff’s comments in a telephone conversation with Chris Sabato and Jay Baris on February 4, 2013. For ease of reference, each comment has been restated before our response.

1.              Comment: The series identifier for Victory Institutional Diversified Stock Fund is designated as Institutional Class in EDGAR, but is designated as Class A in other filings.  Make sure that the designations are consistent.

Response: The series identifier was changed on March 8, 2013 be changed to indicate Class A in EDGAR.

2.              Comment: Form 24f-2 filed on January 22, 2013 appears to contain numbers that are rounded to the nearest thousand.  Include amounts rounded to the nearest dollar.

Response: Future 24f-2 filings will include amounts rounded to the nearest dollar.

3.              Comment: The EDGAR series identifiers for the funds that liquidated in 2012 are still marked as active.  Change the status to inactive once all of the filings have been completed.

Response: The EDGAR series identifiers for the Funds that liquidated in 2012 were marked as inactive on March 8, 2013.

4.              Comment: Consider adding the index returns to the Average Annual Total Return tables in the Management Discussion of Fund Performance (“MDFP”).

Response: Management will consider making this change in future shareholder reports.

5.              Comment: The Statement of Operations for Stock Index Fund states that realized gains from futures transactions are $241,000 which makes up 32% of all gains for the fiscal year.  Consider disclosing the impact of derivatives on fund performance in the MDFP (page 6).

Response: Victory Capital Management (“VCM”) believes that derivatives were not a major contributor to fund performance.  The Stock Index Fund’s average month end exposure to futures based on notional amount during the fiscal year was three percent of net assets.  We believe that in order to determine the impact of futures on fund performance that both realized and unrealized gain/loss should be considered.  Transactions on futures contracts contributed 32 percent of all realized gains for the fiscal year.  However taking into consideration both realized and unrealized gains, transaction in futures contracts contributed approximately five percent of the Fund’s returns for the fiscal year.

6.              Comment: The Small Company Opportunity Fund MDFP (page 14) describes mid-capitalization risks in the Investment Considerations section.  Consider disclosing small-capitalization risks in this section.

Response: The reference to mid-capitalization on page 14 was a typo.  The risk disclosure is discussing risks associated with small-capitalization stocks.

7.              Comment: What is the primary benchmark for the Balanced Fund?  The MDFP (page 20) describes the Lipper Balanced Fund Index as the benchmark, however; Lipper benchmarks cannot be used as a primary benchmark since they are an average of other funds.  The Growth of $10,000 on page 22 lists both the Lipper Balanced Fund Index and the S&P 500 Index as benchmarks.

Response: The S&P 500 Stock Index Fund is the Balanced Fund’s primary benchmark.  The Lipper average is a secondary benchmark.  This will be made more clear in future filings.

8.              Comment: Describe in more detail the reason for changing the primary benchmark of the International Fund, International Select Fund and Global Equity Fund (pages 38, 42 and 46). In particular, please state whether the investment strategies of the funds have changed.

Response: The investment strategy of the funds did not change. VCM believes that the MSCI AC World ex-USA Index and MSCI AC World Index (together “ACWI”) have become more widely used as benchmarks and VCM believes that they are a better fit because they are more aligned with the funds existing strategies. The Funds and ACWI benchmarks include exposure to emerging markets whereas the EAFE benchmarks for the most part do not. Since these funds are fairly young and have very few shareholders, VCM believes that this change may help the funds grow benefiting all shareholders.

9.              Comment: Footnote (b) on page 57 of the Stock Index Fund Schedule of Portfolio Investments indicates that the fund held an investment in an affiliate.  Enhance the disclosure required for holding an affiliated security as described in Regulation S-X rules 6-07 and 12-14.

Response: The affiliated security that is held by this fund represented only 0.1% of net assets of the fund.  Management will add the disclosures required by Regulation S-X rules 6-07 and 12-14 in future shareholder reports.

10.       Comment: The Core Bond Fund Financial Highlights (pgs 132 — 133) discloses reasons for large changes in the fund’s portfolio turnover.  Please make sure that these are included in the registration statement as part of the portfolio turnover disclosure in the Statement of Additional Information.  Item 16(e) of Form N-1A requires that a registrant explain any significant variation in the portfolio turnover rate over the two most recently completed fiscal years.

Response: The fund’s process for explaining significant variation in portfolio turnover rate in the N-1A has been to use the disclosure from the most recently issued shareholder report.  In this case, the explanation for the significant variation in 2011 was inadvertently excluded from the 2011 shareholder report which was the basis for the N-1A dated February 29, 2012.  This inadvertent exclusion was detected during the preparation of the October 31, 2012 annual report and an explanatory footnote was added.  The explanation for the significant variance will be included in the N-1A that will be dated March 1, 2013.

11.       Comment: The Accumulated Undistributed Net Investment Income disclosed in the International Fund and International Select Fund’s Statements of Changes in Net Assets (page 169) does not match the amounts disclosed in the Statements of Assets and Liabilities (page 167).

Response: The correct Accumulated Undistributed Net Investment Income is listed on the Statements of Assets and Liabilities for both funds.  The Statements of Changes in Net Assets was inadvertently not updated for a change in the tax based component.

12.       Comment: Consider disclosing in the Organization section of the Notes to Financial Statements (page 182) if the funds are diversified or non-diversified.

Response: Management will consider making this change in future shareholder reports.

13.       Comment: Consider disclosing the actual fee breakpoints of the investment advisor fee and the effective rate in the Investment Advisory, Administration, and Distribution Agreements section of the Notes to Financial Statements (page 190).

Response: Management will consider making this change in future shareholder reports.

14.       Comment: Enhance the disclosure of the expense limitation agreements (page 191) to specifically describe what is considered ordinary operating expenses.

Response: The disclosure of the expense limitation agreement will be enhanced going forward to describe the expenses that are excluded from the agreement.

15.       Comment: Confirm that expenses previously waived will not be recouped unless the expense ratio is less than the expense limitation in place at the time of the waiver.

Response: The investment advisor will not seek recoupment of expenses previously waived unless the expense ratio is less than the expense limitation in place at the time of the waiver.  The disclosure in the next shareholder report will be enhanced to reflect this.

16.       Comment: Consider disclosing the dollar amount of ROC-SOP adjustments and the reasons for the adjustments.

Response: Management will consider making this change in future shareholder reports.

17.       Comment: Section 7.117 in the Audit Guide requires that a registrant state its practice of either including or excluding that portion of realized and unrealized gains and losses from investments that result from foreign currency changes with or from other foreign currency gains and losses.  Enhance the disclosure in the Foreign Currency Transactions section of the Notes to Financial Statements (page 186) to include this disclosure.

Response: The Trust policy is to include the portion of realized and unrealized gains and losses from investments that result from foreign currency changes with other foreign currency gains and losses.  Future shareholder reports will be updated to reflect the Trust’s policy.

18.       Comment: Form N-PX filed on August 7, 2012 did not include information for any fixed income funds.  The form requires that all funds are included regardless of if they participated in proxy voting.  Consider including the fund name for any fixed income funds and a statement such as “The fund voted no proxies for the period.”

Response:  This will be addressed on the next Form N-PX filing.

19.       Comment: The fund factsheets on the website include expense ratio disclosure.  Please indicate the date of the expense ratios disclosed.

Response: Advertising rules require that the expense ratio be current as of the most recent prospectus. They do not require that a date be indicated. However, we will add disclosure language indicating that the expense ratio is as of the date of the most recent prospectus.

20.       Comment: Two Form N-Q filings were made on September 25, 2012.  Please explain the reason(s) for these two filings.

Response: The original Form N-Q filing included Edgar Identifiers for some Funds’ Class Y Shares that had not yet commenced operations.  The Class Y Edgar Identifiers were removed in the second filing for these Funds..

21.       Comment: The fee tables in the prospectus’ February 29, 2012 have been adjusted to account for the liquidation of the money market funds.  Please provide an explanation of how these were adjusted.

Response: In preparation of the fee tables for the February 29, 2012 prospectus, Management was aware that the money market funds would be liquidating shortly after the date of the prospectus.  The money market funds represented approximately 35% of the Trust assets.

Management did not want to disclose a lower expense ratio in the prospectus than the remaining funds would realize after the money market liquidation.  The expense ratios for the prospectus were calculated assuming that the assets and associated expenses of the money market funds were not included going forward.  The expense budget for each fund was calculated assuming that common Trust expenses would only be allocated to the non-money market funds.  Expense ratios were increased to reflect the reduction of the economies of scale that the loss of assets from the money market funds’ liquidation would have on the remaining funds in the Trust.

In connection with these comments, the Registrant acknowledges: that the Registrant is responsible for the adequacy and accuracy of the disclosures in this filing; that Securities and Exchange Commission (“SEC”) staff comments or changes to this filing in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filing; and that the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding the responses set forth above, please contact me at (614) 470-8418.

Sincerely,

/s/ Christopher E. Sabato

Christopher E. Sabato
Treasurer, Victory Portfolios and Victory Institutional Funds